November 4, 2019

Robert Eulau
Chief Financial Officer
Western Digital Corporation
5601 Great Oaks Parkway
San Jose, California 95119

       Re: Western Digital Corporation
           Form 10-K for the Fiscal Year Ended June 28, 2019
           Filed August 27, 2019
           File No. 001-08703

Dear Mr. Eulau:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology